UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

YOUNGEVITY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

987537206
(CUSIP Number)

Stephan Wallach
2400 Boswell Road
Chula Vista, CA 91914
(619) 934-3980
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987537206	13D	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS Stephan Wallach
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ Not applicable.
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) PF, 00
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	(7)	SOLE VOTING POWER 627,811
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 14,000,000
EACH REPORTING	(9)	SOLE DISPOSITIVE POWER 627,811
PERSON WITH	(10)	SHARED DISPOSITIVE POWER 14,000,000
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,627,811
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.44%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 987537206	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Youngevity International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2400 Boswell Road, Chula Vista, California 91914.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Stephan Wallach.
(b)	The principal business address for Mr. Wallach is 2400 Boswell Road, Chula Vista, California 91914.
(c)	Mr. Wallach is the Chief Executive Officer and Chairman of the Issuer and a director of the Issuer.
(d)	Mr. Wallach has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Mr. Wallach has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wallach is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4. Purpose of the Transaction.

On February 5, 2019, Mr. Wallach received an award under the Issuer’s Amended and Restated 2012 Stock Option Plan (the “Plan”) of an option to purchase 500,000 shares of Common Stock, having an exercise price equal to the fair market value of the common stock on the date of grant, vesting in full immediately upon grant and expiring ten years thereafter.

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 25,760,708 shares of Common Stock outstanding on January 31, 2019.

Mr. Wallach is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 627,811 shares of Common Stock, which consists of 2,811 shares of Common Stock owned individually that were acquired by Mr. Wallach in privately negotiated transactions prior to the Issuer becoming a reporting company, outstanding options issued under the Plan in 2012 as compensation for services exercisable for an aggregate of 125,000 shares of Common Stock which have vested, and the options issued under the Plan on February 5, 2019 to purchase 500,000 shares of Common Stock, which vested in full upon grant.

Mr. Wallach is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 14,000,000 shares of Common Stock, through joint ownership with his wife, Michelle Wallach, with whom he shares voting and dispositive control. The shares were acquired by Mr. Wallach and Michelle Wallach in privately negotiated transactions prior to the Issuer becoming a reporting company.

CUSIP No. 987537206	13D	Page 4 of 6 Pages

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Wallach (based on 25,760,708 shares of Common Stock outstanding as of January 31, 2019) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:

	14,627,811	55.44%

(b)      Number of shares of Common Stock as to which Mr. Wallach has:

(i) Sole power to vote or to direct the vote:	627,811

(ii) Shared power to vote or to direct the vote:	14,000,000

(iii) Sole power to dispose or to direct the disposition of:	627,811

(iv) Shared power to dispose or to direct the disposition of:	14,000,000

(c)      See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)     Not applicable.

(e)     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 987537206	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2019

/s/ Stephan Wallach
Stephan Wallach

CUSIP No. 987537206	13D	Page 6 of 6 Pages

Annex A

Transactions by the Reporting Person During the Past Sixty Days

02/5/2019	Received an award of an option to acquire 500,000 shares of Common Stock	$	*

*
As disclosed in this Schedule 13D, on February 5, 2019, Mr. Wallach received an award under the Issuer’s Amended and Restated 2012 Stock Option Plan of an option to purchase 500,000 shares of Common Stock as compensation for services rendered, having an exercise price equal to the fair market value of the common stock on the date of grant, vesting upon grant and expiring ten years thereafter.